MEDIASET

12g3-2(b)

RECEIVED
2006 AUG -7 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

082-04515

[redacted]

06015741

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st August 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dw 8/7

GRUPPO MEDIASET MEDIASET

PRESS RELEASE

BOARD APPROVES 2006 STOCK OPTION PLAN

The Board of Directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, launched the 2006 Stock Option Plan and defined the relative regulations.

The AGM of 20th April 2006, having decided on the creation of a Stock Option Plan designed to act as an incentive for the participants in the Plan and to actively involve them in the running of the Group and in enhancing its value, approved the introduction of a Stock Option Plan for the Company's shares for a period of three years beginning in 2006 destined for employees of the Company, its subsidiaries and its parent company whose efforts have a relevant impact on the achievement of the Group's strategic objectives.
The Shareholders also entrusted the Board of Directors with the management of the Stock Option Plan for the period 2006/2008 with all the powers necessary for the identification of participants, establishing performance objectives, allocating option rights and carrying out the Plan itself in all its aspects.

The Remuneration Committee made a presentation to the Board on management loyalty and incentive systems with a view to the renewal of the Stock Option Plan 2006/2008.
The Board of Directors, while recognising that the Stock Option tool, also as a result of Legislative Decree n°. 223 of 4 July 2006, is becoming much more onerous compared with the recent past, both for the company and for participants, accepted the Remuneration Committee's proposal which on the one hand foresees the renewal of the three-year stock option plan in a form unchanged in terms of the participants and the number of options to be allocated in 2006, and, on the other, suggests the development, from 2007, of new system of management loyalty and incentive schemes.

Consequently, in line with the guidelines outlined by the Remuneration Committee, the Board agreed:

- to proceed with the 2006 Plan in the same manner as previous years;
- to review the tools to be used for the issue of stock options for 2007 and 2008, also by identifying new management loyalty and incentive schemes;

and, as far as 2006 is concerned, the Board:

- identified the number of participants in the 2006 plan as 128:

- allocated, from today, a total of 3.716.000 personal and non-transferable option rights, amounting to 0.31% of the share capital;
- defined the criteria for the determination of the exercise price for the options based on the average reference price of Mediaset shares (as recorded by Borsa Italiana S.p.a. in the period from the date of allocation and the same day of the previous month, as per current tax rules). Making the unit price for allocated options € 8.92;
- identified, as a condition for the exercise of such options, the attainment of the annual performance indicators relating to ROE and free-cash flow (to be verified by the Board for each year of the duration of the plan, before the end of the first *half of the year subsequent to the year of allocation of options);*
- established that, subordinate to these requirements, the exercise of options on allocated shares for 2006 may be effected exclusively in the period between 1st January 2009 and 31st December 2011.

It was further resolved that the Remuneration Committee should present new proposals for a loyalty and incentive scheme for employees of the company and its subsidiaries, whose functions have a determining impact on the attainment of the Group's strategic objectives, that also takes account of new tools consistent with the policy guidelines provided by the Board of Directors and current social and tax charges, as well as any other applicable norms or the relative interpretation and application of the same.

Cologno Monzese, 25 July 2006

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

GRUPPO MEDIASET

Today Telecinco our controlled company has disclosed the following press release

Madrid, July 27 2006

As, in accounting terms, Grupo Publiespaña's integration occurred as from 1 April 2004, the 2004 results provided for comparison purposes are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.
The consolidated financial information provided for both 2005 and 2004 are in accordance with International Financial Reporting Standards (IFRS), which are applicable to Telecinco as of 1 January 2005 and in force at the date of publication.

2006 First Half Financial Results

TELECINCO, THE LEADING TELEVISION CHANNEL IN SPAIN'S NEW AUDIOVISUAL SECTOR

- Net profit up 6% to €186.42 million
- The gross operating margin EBITDA reaches a record €267.23, climbing 2.1% compared with the same period in 2005
- Grupo Publiespaña beats its gross adverting revenue record with €511.89 million, up 3%. Net advertising revenue is also up 3.3% to €495.18 million
- For the year to date, Telecinco is the leader in terms of total day audience share (21.3%), prime time audience share (21.6%) and commercial target share (23.2%)

In an evolving environment marked by the arrival of new analog operators, the roll-out of DTT and the emergence of new audiovisual content access channels, Telecinco closed the first half of the year as **undisputed leader according to the principal performance indicators: audience share, turnover, operating margins, rates, cash flow and market share.**

Telecinco's leadership position relies on the strength of its business model, based on a solid and homogeneous programming which has widened the gap with the rest of Spanish national television channels over the last quarter and for the month to date, following a clear upward trend that places Telecinco as the only television channel with an audience share of over 20%, both in terms of total day share and prime time share:

AUDIENCE SHARES, Q2 (APRIL-JUNE 2006)

	Telecinco	Antena 3	TVE 1
Total Day	**21.7%**	19.5%	18.2%
Prime Time	**22.0%**	19.1%	18.1%
Commercial Target, Total Day	**23.3%**	20.5%	14.7%
Commercial Target, Prime Time	**24.5%**	19.8%	14.8%
AUDIENCE SHARES, JULY 2006			
	Telecinco	**Antena 3**	**TVE 1**
Total Day	**22.0%**	18.5%	16.5%
Prime Time	**22.6%**	18.2%	14.9%
Commercial Target, Total Day	**23.7%**	18.8%	13.3%
Commercial Target, Prime Time	**24.8%**	18.5%	12.3%

Telecinco, leader in terms of turnover

Despite the strong turnover figure in the first half of 2005, Telecinco has again recorded an all-time high for net advertising revenue, at €495.18 million, up 3.3% on €479.22 million for the same period in 2005.

Pre-tax profit leapt from €259.49 million in the first half of 2005 to €269.09 million, an increase of 3.7%.

Net profit totalled €186.42 million, representing an increase of 6.0% on the first half of 2005 (€175.86 million). This increase also drives the net profit to 35.6% from 34.5% for the same period in 2005.

The gross operating margin (adjusted EBITDA) reached €267.23 million, up by 2.1% on the first half of 2005. The company's EBIT was €264.35 million, up 3% on the same period a year earlier (€256.59 million). With this growth, Telecinco has increased its EBIT-net revenue ratio to 50.5%.

Grupo Publiespaña sets new records

Grupo Publiespaña has also successfully adapted to the new audiovisual environment in Spain and has stood out again as the leader in advertising sales, posting record gross television advertising revenue at €511.89 million, an increase of 3.0% year on year. Net adverting revenue also grew by 3.3% to €495.18 million.

Record results coupled with an efficient cost control

Four fundamental aspects have allowed Telecinco to obtain these results: the strength of its programming, its undisputed audience leadership, the robustness of Publiespaña's commercial strategy and the efficient control policy applied to costs, which only grew by **2.6%**. This is particularly significant if we take into account the budget allocated to the development of DTT channels and the emergence of new competitors.

Telecinco, the leader in audience share in the first six months

Telecinco ended the period as the audience leader. With a 21.3% share, the channel has reaffirmed its dominance beating by almost one point (0.9) the figure reported by Antena 3 (20.4%) and by 2.4% points (18.7%) the figure reported by TVE 1.

This leadership position extends to the advertisers' preferred time slot: prime time (21:00-24:00), where Telecinco obtained a 21.6% share compared with Antena 3's 20.0% and TVE 1's 18.5%. The gap widens to 24.2% when looking at the commercial target in the same time slot – 3.6 points ahead of Antena 3 (20.6%) and 9.1 points ahead of TVE 1 (15.1%).

As regards the total day share of the commercial target, Telecinco with 23.1% saw no significant competition either from Antena 3 (21.1%) or TVE 1 (15.1%).

	Telecinco	**Antena 3**	**TVE 1**
Total day	21.3%	20.4%	18.7%
Prime Time	21.6%	20.0%	18.5%
Commercial Target	23.2%	21.1%	15.1%
Prime Time Commercial Target	24.2%	20.6%	15.1%

The strength of these figures stems from Telecinco's successful programming in which 82.3% of shows are in-house productions. The programming includes serials produced in Spain, such as "Hospital Central", "Aída", "El Comisario", "Los Serrano" and "7 Vidas"; contests such as "Gran Hermano" (Big Brother) coupled with foreign serials such as "C.S.I. Las Vegas", "C.S.I. Miami" and "C.S.I. Nueva York" – a complete entertainment offering that sweeps the ranking of the most-watched programmes between January and June, holding eight out of the ten entries:

	Programa	Cadena	Inicio	Fin	Dur	Emisiones	Miles	Share
1	FUTBOL:LIGA CAMPEONES	TVE1	20:45:39	22:37:45	1:52	8	7.106	42,0
2	AQUI NO HAY QUIEN VIVA	A3	22:07:33	23:58:13	1:50	20	5.369	31,0
3	C.S.I.MIAMI	T5	22:01:36	22:54:33	0:52	8	5.002	25,0
4	HOSPITAL CENTRAL	T5	22:14:23	23:56:00	1:41	13	4.898	28,8
5	C.S.I.	T5	22:16:17	23:08:51	0:52	21	4.698	25,9
6	EL COMISARIO	T5	22:10:28	23:42:47	1:32	17	4.542	25,1
7	LOS SERRANO	T5	22:13:56	23:59:56	1:46	24	4.485	25,8
8	GRAN HERMANO	T5	22:00:04	24:56:42	2:56	6	4.461	29,0
9	C.S.I.NUEVA YORK	T5	22:55:59	23:48:35	0:52	4	4.409	24,6
10	AIDA	T5	21:58:50	23:05:27	1:06	7	4.204	27,5

Comments by Giuseppe Tringali and Paolo Vasile, chief executives of Telecinco.

"We began 2006 with the great challenge of beating the outstanding results achieved in 2005 and remaining the undisputed leader in terms of audience and sales against a background of ever greater competition. We have succeeded", explains Giuseppe Tringali.

Telecinco's Chief Executive, Advertising believes that ***"these results underpin the work carried out by Grupo Publiespaña over the past four years, during which we have grown our turnover by over 50% due to the strength of the company's***

structure, the professionalism of the team, its capacity to respond to market changes and our approach to the advertising product, all of which results in a creative and quality offering undergoing constant evolution within Grupo Publiespaña. This evolution has taken us closer to media buyers and clients, in whose advertising campaigns we are playing an increasingly active role".

Paolo Vasile comments that *"unlike other television offerings, Telecinco provides its audience with a programming concept instead of a few isolated shows. Its homogeneous audience results in all the time slots have enabled the channel to weather a complex period like the World Cup at the top of the Spanish television industry.*

Telecinco can boast these results because it has been able to deliver on its commitment to its shareholders and its audience alike. Despite new entrants, we have always born in mind that our mission is to entertain the public while looking after our balance sheet."

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/